PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM ANNOUNCES 2006 OPERATING RESULTS

Sale of Legacy ID Division to OTI and Successful Financing Position Company to Aggressively Pursue IRMS and Active RFID Opportunities

Qadima, ISRAEL, and McLean, VIRGINIA -- March 27, 2007 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a provider of incident management and active RFID solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2006.

Fourth Quarter Highlights

Repositioning of the Company to aggressively pursue its Incident Response Management System (IRMS) and Active RFID businesses. During the fourth quarter, the Company took the following actions to allow it to focus on the development of its emerging IRMS and Active RFID businesses:

•
Divestment of legacy e-ID Division through OTI transaction. On December 31, 2006, SuperCom sold its legacy e-ID business assets to On Track Innovations (Nasdaq: OTIV) for 2,827,200 shares of OTIV common stock. The two companies also entered into a service and supply agreement under which SuperCom will continue to receive revenues from the existing e-ID contracts, with OTIV serving as a subcontractor to SuperCom in the performance of these contracts.

•
Successful financing. On November 21, 2006, SuperCom raised $3.15 million through the issuance of convertible bonds and warrants. In addition, after the end of the fourth quarter (in January 2007), the Company secured a $2.5 million bank loan. These funds will provide the Company with the necessary capital to accelerate R&D, business development and sales/marketing activities involving its IRMS and Active RFID businesses.

Early IRMS successes: During the fourth quarter, the Company’s initial IRMS marketing efforts resulted in the following contracts:

•
City of Los Angeles: In November 2006, the Company was awarded an Urban Area Security Initiative contract by the City of Los Angeles to deploy mobile credentialing and verification units for the LA Department of General Services - Office of Public Safety, the LA City Office Personnel and the LA Police Department (Mobile Command Post Unit).

•
Two Urban County Governments in Northeastern US: In November 2006, two county governments with a combined population of 1.3 million people began deploying SuperCom’s IRMS solution as a tool for first responders and for maintaining order, accountability and safety in incident circumstances.

Fourth Quarter Operating Results

Revenues for the quarter ended December 31, 2006 totaled $2.4 million, representing a 48% increase from $1.6 million in the fourth quarter of 2005.

During the quarter, the Company also recorded a capital gain of $10.5 million associated with the sale of the assets of its e-ID Division to On Track Innovations Ltd. (“OTI”) (NASDAQ: OTIV) in consideration for 2,827,200 restricted ordinary (common) shares of OTI.

Net income for the fourth quarter of 2006, including the abovementioned capital gain, approximated $7.9 million, or $0.32 per diluted share, compared with a net loss of $966,000, or $0.05 per diluted share, in the fourth quarter of 2005.

Results for Year Ended December 31, 2006

Revenues for the full year 2006 approximated $8.8 million, an increase of 4% when compared with $8.5 million in 2005 revenues. Gross margin for the year improved to 60% of revenues, compared with 46% in 2005. Net income for the year approximated $5.4 million, or $0.22 per diluted share, reflecting the capital gain associated with the OTI sale as described above. This compared with a net loss in 2005 of approximately $4.0 million, or $0.21 per diluted share.

Management Comments

“The fourth quarter was a period of significant strategic progress as we repositioned the Company and began to ramp up our IRMS solutions and Active RFID tracking businesses,” stated Eyal Tuchman, Chief Executive Officer of SuperCom Ltd. “The transactions that we completed during the past several months have transformed our balance sheet and business model dramatically and will provide the funds we need to build both of these businesses to their full potential.” As of December 31, 2006, the Company owned 2,827,200 restricted shares of OTIV ordinary (common) stock. OTIV ordinary shares closed at $7.27 per share on the Nasdaq Stock Market on March 26, 2007.

“To date, we have achieved major IRMS wins in Columbus, Ohio; Los Angeles, California; and two large counties in the northeastern region of the US, validating the concept of our system and confirming that its feature set meets the needs of our target markets - first responders and government agencies at the municipal, county, regional and state levels,” continued Tuchman. “In parallel, we have launched initial sales and marketing activities for Active RFID, a superb solution for indoor and outdoor asset management that can be offered either on a stand-alone basis or as a complement to IRMS deployments.”

“We are excited that new U.S. federal budget allocations have transformed the homeland security and disaster preparedness markets into large opportunities. We believe the strong first-mover advantage that we have established with our IRMS and Active RFID solutions will position SuperCom to benefit from these opportunities and thereby to create significant value for our shareholders,” concluded Tuchman.

Investor Conference Call

SuperCom will host an investor conference call to discuss its 2006 operating results tomorrow, Wednesday, March 28, 2007 at 10:30 a.m. EST (4:30 p.m. Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Yaron Shalom, CFO, will discuss SuperCom’s fourth quarter and year-end results and the Company’s strategies.

To participate in the conference call, please call one of the following numbers five minutes before 10:30 a.m. EST (4:30 p.m. Israel Time):

In Israel: 03-9180610

In the US (toll free): 1-888-668-9141

In the UK (toll free): 0-800-051-8913

A replay of the teleconference will be available for a one-week period from 12:00 p.m. Eastern Time (6:00 p.m. Israel Time) on March 28, 2007 until midnight (EST) on April 4, 2007. To access the replay, please call one of the following numbers:

In Israel: 03- 9255937

In the US (toll free): 1-888-254-7270

In the UK (toll free): 0-800-028-6837

About SuperCom Ltd.

SuperCom Ltd. provides innovative incident management and active RFID solutions to the public safety, commercial and government sectors. SuperCom’s Incident Response Management System (IRMS) is the industry’s most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Active RFID is a complete, cost-effective solution for the continuous tracking of individuals and assets. For more information, visit the Company’s websites at www.supercomgroup.com, www.supercom-inc.com and www.pure-rf.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community

Contact:

In Israel:
Alex Somech
Tel:         +972-77-3456-302
Fax:         +972-50-8961-570
Mobile:   +972-54-4297-754
E-mail:   alex@somech.name

In North America:

RJ Falkner & Company, Inc., Investor Relations Counsel

Tel: 800-377-9893
E-mail: info@rjfalkner.com

(FINANCIAL HIGHLIGHTS FOLLOW)

FOR IMMEDIATE RELEASE

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2005	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$2,444
Short-term deposit	1,088	859
Marketable securities	650	11,077
Trade receivables, net of doubtful accounts	1,053	2,625
Other accounts receivable and prepaid expenses	733	717
Inventories	2,205	270

Total current assets	8,023	17,992

INVESTMENTS AND LONG-TERM RECIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long term trade receivables	209	79
Investment in an affiliated company	275	-
Severance pay fund	492	239

Total investments and long-term receivables	976	4,749

PROPERTY AND EQUIPMENT, NET	3,210	160

INTANGIBLE ASSETS AND DEFERRED CHARGES	67	197

TOTAL ASSETS	$12,276	$23,098

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2005	2006
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$668
Trade payables	770	823
Employees and payroll accruals	322	533
Accrued expenses and other liabilities	1,271	3,428

Total current liabilities	3,218	5,452

LONG-TERM LIABILITIES:
Convertible bonds	-	2,255
Long-term loan, net of current maturities	195	67
Accrued severance pay	616	323

Total long-term liabilities	811	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

Shareholders' equity	8,247	15,001

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,276	$23,098

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Year ended December 31,		Three months ended December 31,
	2005	2006	2005	2006
	Unaudited

Revenues	$8,462	$8,795	$1,605	$2,383
Cost of revenues	4,293	3,494	725	1,147
Inventory write-off	287	-	287	-

Gross profit	3,882	5,301	593	1,236

Operating expenses:
Research and development	1,182	1,362	224	356
Selling and marketing	3,003	5,619	553	2,030
General and administrative	2,968	2,737	739	902
Restructuring expenses	496	-	-	-
Litigation settlement expenses	129	108	-	43

Total operating expenses	7,778	9,826	1,516	3,331

Capital gain from the sale of the e-ID Division	-	10,536	-	10,536
Operating income (loss)	(3,896)	6,011	(923)	8,441
Financial expenses, net	(25)	(204)	(19)	(120)
Other expenses, net	(30)	(367)	(24)	(372)

Net Income (loss)	$(3,951)	$5,440	$(966)	$7,949

Basic net income (loss) per share	$(0.21)	$0.23	$(0.05)	$0.34
Diluted net income (loss) per share	$(0.21)	$0.22	$(0.05)	$0.32

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	18,563,943	23,348,289	19,370,871	23,447,379
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	18,563,943	24,313,087	19,370,871	24,550,886

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2005	2006	2005	2006
	Unaudited
Cash flows from operating activities:
Net Income (loss)	$(3,951)	$5,440	$(966)	$7,949
Adjustments to reconcile net Income (loss) to net cash used in operating activities:
Depreciation and amortization	772	355	16	88
Accrued severance pay, net	(12)	33	(1)	17
Deferred stock compensation	55	361	12	154
Capital gain from the sale of the e-ID Division	-	(10,536)	-	(10,536)
Amortization of discount on convertible bonds	-	30	-	30
Amortization of deferred charges	-	6	-	6
Write down of loan receivable	-	275	-	275
Decrease (increase) in trade receivables	448	(1,442)	118	350
Decrease in other accounts receivable and prepaid expenses	517	254	83	90
Decrease (increase) in inventories	(40)	212	192	128
Increase (decrease) in trade payables	(365)	53	144	(129)
Increase (decrease) in employees and payroll accruals	(35)	211	20	120
Increase (decrease) in accrued expenses and other liabilities	(407)	1,586	186	405
Exchange differences on principle of long-term loan	-	12	-	3
Others	-	8	-	8

Net cash used in operating activities	(3,018)	(3,142)	(196)	(1,042)

Cash flows from investing activities:
Purchase of property and equipment	(315)	(93)	(40)	(1)
Proceeds (Investment) in short-term deposits, net	394	229	(14)	67
Proceeds (Investment) in marketable Securities, net	(650)	650	(650)	-
Amounts carried to deferred charges	-	(163)	-	(163)
Sale of the e-ID Division		(52)		(52)

Net cash provided by (used in) investing activities	(571)	571	(704)	(149)

Cash flows from financing activities:
Short-term bank credit, net	120	(307)	139	3
Proceeds from long-term loan	500	204	-	-
Proceeds from issuance of convertible bonds and warrants, net	-	3,139	-	3,139
Issuance of share capital through a private placement, net of issuance costs	2,539	(183)	2,752	(3)
Principle payment of long-term loan	(592)	(224)	(107)	(67)
Proceed from exercise of warrants and options, net	422	92	-	54

Net cash provided by (used in) financing activities	2,989	2,721	2,784	3,126

Increase (decrease) in cash and cash equivalents	(600)	150	1,884	1,935
Cash and cash equivalents at the beginning of the period	2,894	2,294	410	509

Cash and cash equivalents at the end of the period	$2,294	$2,444	$2,294	$2,444

Supplemental disclosure of cash flows information:

Sale of the e-ID Division

Assets and Liabilities of the division, at the date of sale:
Working Capital, net	-	2,073	-	2,073
Fixed assets, net	-	2,800	-	2,800
Intangible assets	-	47	-	47
Fair value of Marketable securities received as proceeds, net	-	(15,508)	-	(15,508)

Capital gain from the sale of the e-ID Division:	-	10,536	-	10,536

	-	(52)	-	(52)

Cash paid during the period for:
Interest	$87	$76	$20	$19
Supplemental disclosure of non-cash investing activities:
Accrued expenses related to issuance of shares	$109	$19	$109	$-
Issuance of warrants to service provider	$-	$40	$-	$40